UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04015607

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **MetLife Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Madison Avenue
(No. and Street)

New York	**New York**	**10010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Hipworth **(732) 326-4150**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

New York	**New York**		**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Paul D. Hipworth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MetLife Securities, Inc. for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul D. Hipworth 2/23/04
Signature Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 23 day of February 2004

Barbara Nebel
Notary Public

Barbara Nebel
My Commission Expires
October 9, 2007

METLIFE SECURITIES, INC.
(SEC. I.D. No. 8-30447)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

**Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
Public Document.**

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
MetLife Securities, Inc.:

We have audited the accompanying statement of financial condition of MetLife Securities, Inc. (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MetLife Securities, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2004

METLIFE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 5,987,458
Cash and securities segregated pursuant to Federal regulations	2,709,755
Commissions and fees receivable	2,406,021
Receivable from brokers and clearing organizations	1,345,328
Securities owned, at market value	86,529
Prepaid expenses	583,602
Receivable from affiliate	9,443
Deferred tax asset	76,539
Other assets	472,551
TOTAL ASSETS	$ 13,677,226

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 771,790
Due to parent and affiliate	6,831,187
Due to customers	376,389
Accrued expenses and other liabilities	1,350,114
Total liabilities	9,329,480
STOCKHOLDER'S EQUITY:	
Common stock, $2,000 par value; authorized, 2,000 shares; outstanding, 25 shares	50,000
Additional paid-in capital	14,000,000
Accumulated deficit	(9,702,254)
Total stockholder's equity	4,347,746
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,677,226

See notes to statement of financial condition.

METLIFE SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2003

1. ORGANIZATION

MetLife Securities, Inc. (the "Company") is a wholly-owned subsidiary of MetLife, Inc. ("MetLife") and was incorporated in the state of Delaware on August 15, 1983. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), a registered investment adviser under the Investment Advisers Act of 1940, and is a member of the NASD, Inc.

The Company's business includes the offering of equity and debt securities, mutual funds, as well as financial planning services. The Company clears the majority of its transactions through Pershing LLC ("Pershing").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. Included as cash equivalents are $4,708,267 of short-term investments. Substantially all the remaining balance is cash on deposit with PNC Bank and JPMorgan Chase.

Income Taxes - The Company is a member of the consolidated federal income tax group established by MetLife for its wholly-owned subsidiaries. Accordingly, computed taxes payable or receivable are due to or from the parent. The Company participates in a Tax Sharing Agreement with MetLife

The Company applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

Use of Estimates in the Preparation of Financial Statements - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Fair Value of Financial Instruments - SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

3. SECURITIES OWNED

Marketable securities owned, consist of trading and investment securities at market values as follows:

Stocks, warrants and mutual funds	$ 85,656
Obligations of U.S. government and agencies	873
	$ 86,529

4. RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

Clearing and depository operations for the Company's and most customers' securities transactions are provided by Pershing pursuant to a clearing agreement. At December 31, 2003, approximately $1,320,000 is on deposit with Pershing in interest bearing accounts. Securities owned are held in the custody of Pershing. Pershing has the ability to pledge the securities in its custody.

The Company has agreed to indemnify Pershing for losses which may be sustained as a result of the failure of customers introduced by the Company to Pershing to satisfy their obligations in connection with their securities transactions. The Company is a member of the National Securities Clearing Corporation ("NSCC") and settles various transactions utilizing the services of NSCC. At December 31, 2003, approximately $20,000 was receivable from NSCC.

5. RELATED PARTY TRANSACTIONS

Receivable from affiliate represents reimbursements due to the Company. Due to parent and affiliates represents reimbursements payable for administrative, operations and support services provided by Metropolitan.

Certain institutional business units of Metropolitan effect mutual fund transactions for customers through the Company. As of December 31, 2003, the Company had a payable to customers in the amount of approximately $455 related to these transactions.

6. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2003, the Company had net capital of approximately $1,310,000 which was approximately $1,060,000 in excess of the requirement of $250,000.

7. EMPLOYEE BENEFIT PLANS

Metropolitan sponsors and administers defined benefit and defined contribution pension plans. For the defined benefit plan, the benefits are based on years of credited service and final average earning history. Metropolitan's funding policy is to require affiliates to contribute their portion of the amount necessary to satisfy IRS contribution guidelines.

8. INCOME TAXES

As of December 31, 2003, the net deferred tax asset of $76,539 includes a benefit of $798,759 resulting from state net operating loss carryforwards. This benefit is offset by a valuation allowance of $798,579. The valuation allowance reflects management's assessment, based on available information that is more likely than not that the deferred tax asset for net operating loss carryforward will not be realized. The benefit will be recognized when management believes that the deferred tax asset is realizable.

9. COMMITMENTS AND CONTINGENCIES

The Company is involved in legal matters and investigations which arise in the conduct of its business. Some of these matters involve claims for substantial amounts, including punitive damages. The Company believes it has substantial and meritorious defenses and intends to vigorously contest these matters. Although the outcomes of such legal matters and investigations cannot be predicted with certainty and losses could have a material adverse effect on the Company's financial condition, based on information currently known by the Company's management, the Company does not believe that the outcomes of such legal matters and investigations will have such an effect. However, given the large and/or indeterminate amounts sought in certain of these legal matters and investigations and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters or investigations could, from time to time, have a material adverse effect on the Company's statements of operations or cash flows.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing broker provide that the Company is obligated to assume any responsibility related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

11. SUBORDINATED LOAN AGREEMENT

On November 14, 2002 the Company entered into a Subordinated Revolving Credit Agreement with Metropolitan which became effective on December 15, 2002. The agreement provides a revolving credit line to the Company not to exceed $5,000,000, and has a scheduled maturity date of December 15, 2007. As of December 31, 2003, the Company has not utilized this facility.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2004

MetLife Securities, Inc.
One Madison Avenue
New York, New York 10010

Dear Sirs/ Madams:

In planning and performing our audit of the financial statements of MetLife Securities, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP